Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103-7098

Telephone (215) 564-8000

Fax (215) 564-8120

Jonathan M. Kopcsik

215-564-8099

December 31, 2008

VIA EDGAR

Mr. James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:           Voyageur Tax Free Funds (the “Registrant”)
                 File Nos. 002-87910 and 811-03910

Dear Mr. O’Connor:

     I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 5:07 p.m. on December 29, 2008 (Accession No. 0001206774-08-002083). The Amendment erroneously included filing identifiers for the Registrant in its submission header.

     Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001206774-08-002083) filed under the EDGAR submission type 485BPOS.

     If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8099.

Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik, Esq.

Philadelphia, PAl Malvern, PAl Wilmington, DEl Cherry Hill, NJl Washington, DC

A Pennsylvania Limited Liability Partnership